Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit 99.6

July 11, 2013

Confidential

Xavier A. Gutierrez

President and Chief Investment Officer

Meruelo Investment Partners LLC

9550 Firestone Boulevard

Suite 105

Downey, CA 90241

Dear Xavier:

I am writing in response to your letter dated July 8, 2013 regarding the request for a waiver under Section 203 of the Delaware General Corporation Law ("Section 203") to allow Alex Meruelo and Meruelo Investment Partners LLC (collectively "Meruelo") to acquire up to 25% of the outstanding shares of Digital Generation, Inc. ("DG" or the "Company") without the provisions of Section 203 applying to Meruelo.

First, I want to convey the Board's and management's appreciation of Meruelo's investment in DG and the interest you and Alex have in the Company's success. As you note in your letter, we have had constructive discussions on possible changes to Board structure and other governance matters, and the Board remains open to continued feedback and recommendations from Meruelo as well as other investors. While the status of our conversations was not characterized entirely accurately and we have not reached agreement on the parameters of any proposed changes (including Board representation), I completely agree that we have made progress.

As you know, we have recently undertaken significant governance reforms which have been publicly disclosed – appointment of an independent Chairman following our Annual Meeting later this year and de-classification of the Directors for election to one-year terms starting with the 2013 Annual Meeting. The Board is continuing to examine other possible improvements to governance as well.

With respect to your request for the Section 203 waiver, we acknowledge that any decision on Meruelo's part to increase its ownership to 15% or more of the outstanding shares will subject Meruelo to the requirements of that Section with respect to certain future transactions involving Meruelo and the Company. However, the law does not prohibit such transactions nor does it necessarily make it impractical for Meruelo to consummate any transaction.

Section 203 was adopted some 30 years ago by the Delaware legislature as a means to provide a level playing field for all stockholders of a public company, large and small. The legislature and the Courts have seen no reason to change the law, and Section 203 is a well-accepted, well-understood feature of Delaware corporate governance. Its goal is simply to protect all stockholders from a single large investor holding something well less than 50% of a public company's shares from either extracting a control premium in a transaction or attempting to block a transaction that would otherwise be in a majority of all stockholders' interests.

The Board has carefully considered your request over the past several weeks and the points raised in your July 8 letter. Notwithstanding Section 203, Meruelo will be able to acquire 15% or more of the outstanding shares and engage in the types of transactions you cite, including back-stopping rights offerings, making loans to the Company, or acquiring a disproportionate number of newly issued shares from the Company should the Board and two-thirds of the disinterested outstanding shares agree. More fundamentally, Meruelo can still make a cash tender offer to buy the Company, and still complete a back-end merger to freeze out any untendered shares with a two-thirds disinterested vote and the Board's consent. In short, Section 203 insures that the economics of a transaction with a large stockholder will be fair so long as two-thirds of the disinterested shares and the Board agree.

Exhibit 99.6	Page 1 of 2 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

As we have expressed to you, the Board is amenable to continued discussions to provide Meruelo with Board representation and to address any governance concerns that you have in addition to the changes we have already made. For the reasons outlined above, the Board has determined in good faith that the interests of all DG stockholders is best served by leaving Section 203 in place with respect to Meruelo at this time, as it would for any other large stockholder. Should circumstances change, we will remain open minded. We greatly appreciate your support of the Company and look forward to continued dialogue.

With best personal regards,

Peter Markham

Director

Digital Generation, Inc.

cc: DG Board of Directors

Exhibit 99.6	Page 2 of 2 Pages